4/25/16 JG

16002248

SE

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HRT Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 30th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Nunes (212) 293-1927
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Adam Nunes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HRT Financial LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SYLVIA MROZEWKSI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MR6283310
Qualified in Queens County
My Commission Expires June 03, 2017

Notary Public

Signature

President and CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HRT Financial LLC

Statement of Financial Condition

December 31, 2015

Contents

Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Members of
HRT Financial LLC

We have audited the accompanying statement of financial condition of HRT Financial LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HRTF Financial LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2016

HRT Financial LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	40,905,774
Collateralized Agreements: Securities borrowed		43,826,260
Receivable from broker-dealers, exchanges, and clearing organizations		37,071,853
Securities owned, at fair value		97,540,281
Dividends receivable		195,369
Accrued interest receivable		69,274
Other assets		2,477,805
Total assets	$	222,086,616
Liabilities and Members' Capital		
Due to affiliates	$	9,671,255
Payable to broker-dealers, exchanges, and clearing organizations		11,583,061
Collaterialized Agreements: Securities loaned		48,047,899
Securities sold, not yet purchased, at fair value		57,451,757
Accounts payable and accrued liabilities		1,287,768
Dividends payable		54,222
Total liabilities	$	128,095,962
Members' capital		
Total members' capital		93,990,654
Total liabilities and members' capital	$	222,086,616

See accompanying notes to the Statement of Financial Condition

HRT Financial LLC

Notes to Statement of Financial Condition

December 31, 2015

1. Organization and Nature of Business

HRT Financial LLC ("HRTF" or the "Company"), a Delaware limited liability company, formed in August 2009, became licensed in December 2009, and began trading activity in January 2010. HRTF is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Securities Investor Protection Corporation ("SIPC") and is licensed to transact on various exchanges. The Chicago Board Options Exchange is HRTF's designated examining authority.

HRTF was organized for the purpose of trading securities utilizing a proprietary electronic trading system. Hudson River Trading LLC ("HRT") owns 98% of HRTF and RDC I, Inc. (HRT and RDC I, Inc., collectively the "Members") owns the remaining 2%. HRTF self-clears United States ("US") equities and exchange traded funds ("ETFs") and clears its remaining trading activity through unaffiliated securities clearing firms on a fully disclosed basis using clearing agreements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). All material intra-company balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at two US banks. HRTF defines cash equivalents as short term highly liquid interest bearing investments with original maturities at the time of purchase of three months or less. At December 31, 2015, cash and cash equivalents included cash in bank deposit accounts.

2. Summary of Significant Accounting Policies (continued)

Collateralized Agreements and Financings

In accordance with ASC 860, *Transfers and Servicing,* Securities borrowed and securities loaned transactions are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. In these transactions, HRTF receives cash from the borrower of the securities, or deposits cash with the lender of the securities. The Company monitors the market value of securities borrowed and securities loaned on a daily basis with additional collateral obtained or refunded as necessary.

The Company enters into securities borrowed and securities loaned transactions as part of its normal course of business. The Company is generally permitted to re-pledge the securities borrowed and use them to deliver to counterparties to cover short positions, whereas securities loaned transactions help finance the Company's securities inventory.

Accrued interest payable is reported within Payable to broker-dealers, exchanges, and clearing organizations in the Statement of Financial Condition.

The Company's securities borrowed and securities loaned are recorded at amounts that approximate fair value. These items are recorded based upon their contractual terms and are not materially sensitive to shifts in interest rates because they are short-term in nature and are fully collateralized. These items would be categorized as Level 2 in the fair value hierarchy if they were required to be recorded at fair value.

The Company maintains an uncommitted line of credit of $100,000,000 with a US Bank (the "Lender"). Interest is incurred on outstanding loans at the daily Fed Funds Rate plus 1%. All borrowings are fully collateralized with securities pledged to the Lender. As of December 31, 2015, the Company did not have any borrowings under the uncommitted line of credit.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

Securities owned and Securities sold, not yet purchased are carried at fair value on a recurring basis with changes in fair value recognized in income under various accounting literature, principally applicable industry guidance, such as ASC 940, *Financial Services – Brokers and Dealers* ("ASC 940"), ASC 815, *Derivatives and Hedging* ("ASC 815") and ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosure requirements associated with the use of fair value requirements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Equity securities and certain ETFs are priced electronically at the closing price published by the listing exchange. Through the July 31, 2015 reporting period, some ETFs were priced at the net asset value published by the managers of the ETFs following the closing of the market. Effective August 1, 2015, the Company changed its policy to price all ETFs at the closing price published by the listing exchange to better approximate fair value. The Company recognizes transfers between Levels 1 and 2 on the date of a policy change.

Listed equity options are priced using the last trade price on a subscribed data feed. Debt securities are priced using end of day dealer quotes. Listed futures contracts are priced electronically daily at the settlement price published by the listing exchange. HRTF has policies and procedures to evaluate its pricing methodology and pricing sources.

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

The Company records securities owned and securities sold, not yet purchased, including related trading gains and losses and related expenses on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded, respectively, in the Statement of Financial Condition under Receivable from and Payable to broker-dealers, exchanges and clearing organizations.

2. Summary of Significant Accounting Policies (continued)

Securities sold, not yet purchased, at fair value include obligations to purchase securities at a future date. Such obligations have market risk to the extent subsequent market fluctuations may require the Company to repurchase such securities at prices in excess of the market value reflected in the Statement of Financial Condition.

Accrued interest on Securities owned, at fair value, is recorded in Accrued interest receivable in the Statement of Financial Condition.

Income Taxes

HRTF does not record a provision for federal or state income taxes. The Members of HRTF report their share of the income or loss on their income tax returns.

As of December 31, 2015, HRTF determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, *Income Taxes* ("ASC 740"), and accordingly, management has concluded that no additional ASC 740 disclosures are required.

Accounting Standards Updates

ASU 2014-15, *Presentation of Financial Statements – Going Concern* ("ASU 2014-115"), issued in August 2014, requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern. The guidance is effective for the Company in fiscal year 2017. Management does not expect the adoption to materially affect the Company's financial condition.

ASU 2014-11, *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures* ("ASU 2014-11"), changes the accounting for repurchase and resale-to-maturity agreements by requiring that such agreements be recognized as financing arrangements, and requires that a transfer of a financial asset and a repurchase agreement entered into contemporaneously be accounted for separately. ASU 2014-11 also requires additional disclosures about certain transferred financial assets accounted for as sales and certain securities financing transactions.

2. Summary of Significant Accounting Policies (continued)

The accounting changes and additional disclosures about certain transferred financial assets accounted for as sales are effective for the first interim and annual reporting periods beginning after December 15, 2014. The additional disclosures for securities financing transactions are required for annual reporting periods beginning after December 15, 2014 and for interim reporting periods beginning after March 15, 2015.

Adoption of the accounting changes in ASU 2014-11 on January 1, 2015 did not materially affect the Company's financial condition.

ASU 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. ASU 2014-09 also provides guidance on accounting for certain contract costs and requires new disclosures. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period.

In July 2015, the Financial Accounting Standards Board voted to defer the effective date of ASU 2014-09 by one year, to annual reporting periods beginning after December 15, 2017. Early adoption will be permitted for annual reporting periods beginning after December 15, 2016. The Company is still evaluating the effect of ASU 2014-09 on its financial condition.

3. Receivable from and Payable to Broker-Dealers, Exchanges, and Clearing Organizations

At December 31, 2015, Receivable from broker-dealers, exchanges and clearing organizations primarily represents amounts due for unsettled trades, securities failed to deliver, deposits of cash or other short-term securities held by other clearing organizations, cash held by broker-dealers, and rebates receivable from broker-dealers and exchanges. Amounts receivable from broker dealer and clearing organizations may be restricted to the extent that they serve as deposits for securities and financial instruments sold not yet purchased. HRTF self-clears its equity securities trades and also executes certain trades that are cleared by unaffiliated clearing brokers.

As of December 31, 2015, Payable to broker-dealers, exchanges and clearing organizations primarily represents amounts due for unsettled trades, fees and commissions payable and securities failed to receive.

3. Receivable from and Payable to Broker-Dealers, Exchanges, and Clearing Organizations (Continued)

In the normal course of business, substantially all of HRTF's securities transactions, money balances and security positions are transacted with several brokers. HRTF is subject to credit risk to the extent any broker or counterparty with which it conducts business is unable to fulfill contractual obligations on its behalf. Under the terms of its arrangements with the clearing brokers, the clearing brokers have the right to charge HRTF for losses resulting from HRTF's failure to fulfill its contractual obligations, and these losses are not capped. HRTF's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

Amounts Receivable from and Payable to broker-dealers, exchanges, and clearing organizations at December 31, 2015, consist of the following:

	Receivable	Payable
Payable to/Receivable from clearing organizations	8,171,260	3,647,616
Payable to/Receivable from broker-dealers and exchanges	13,825,965	3,290,374
Payable to clearing organizations for securities failed to receive	-	4,645,071
Receivable from clearing organizations for securities failed to deliver	15,074,628	-
	37,071,853	11,583,061

Included within Receivable from broker-dealers, exchange, and clearing organizations are required deposits of $9,573,144 that fluctuate based on each day's trading activity. Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

4. Fair Value Measurement

ASC 820, *Fair Value Measurement and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: These are inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities that HRTF has the ability to access at the measurement date.

Level 2: These are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include HRTF's own data.

For a description of the valuation basis, techniques, and inputs used by the Company in valuing its Securities owned and Securities sold, not yet purchased, at fair value, refer to Note 2.

4. Fair Value Measurement (continued)

The following table presents HRTF's fair value hierarchy for those Securities owned, at fair value and Securities sold, not yet purchased, at fair value on a recurring basis, as of December 31, 2015:

ASSETS

		Fair Value Measurement		
Description		Level 1	Level 2	Level 3
Common Stocks	21,397,325	21,397,325	-	-
Exchange Traded Funds	69,090,044	69,090,044	-	-
Money Market Funds	1,450,424	1,450,424	-	-
Municipal Bonds	5,602,488	-	5,602,488	-
Total securities owned, at fair value	97,540,281	91,937,793	5,602,488	-

LIABILITIES

Description		Level 1	Level 2	Level 3
Common Stocks	34,407,597	34,407,597	-	-
Exchange Traded Funds	23,044,160	23,044,160	-	
Total securities sold, not yet purchased	57,451,757	57,451,757	-	-

$87,110,389 of exchange traded fund assets and $67,017,450 of exchange traded fund liabilities, which originally were designated as Level 2, were transferred into Level 1 on August 1, 2015 due to a change in the Company's pricing policy.

Certain instruments may be classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. As of December 31, 2015, HRTF did not hold any financial instruments that met the definition of Level 3.

4. Fair Value Measurement (continued)

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet or measured at fair value on a recurring basis are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include Cash and cash equivalents, Collateralized Agreements: Securities borrowed, Receivable from broker-dealers, exchanges and clearing organizations, Dividends receivable, Accrued interest receivable, Other assets, Due to affiliate, Payable to broker-dealers, exchanges and clearing organizations, Collateralized Agreements: Securities loaned, Accounts payable and accrued liabilities and Dividends payable. Cash and cash equivalents are considered Level 1 financial assets while all other financial instruments mentioned above are considered Level 2.

5. Financial Instruments with Off-Balance Sheet Risk

The Company enters into options and futures contracts within its normal course of business. Such contracts are carried at fair value and have off-balance sheet risk.

Options contracts are derivatives that represent a contract sold by one party (option writer) to another party (option holder). The contract offers the buyer the right, but not the obligation, to buy (call) or sell (put) a security or other financial asset at an agreed-upon price (the strike price) during a certain period of time or on a specific date (exercise date).

The contract obligates the seller to sell (call) or buy (put) a security or other financial asset at an agreed-upon price (the strike price) during a certain period of time or on a specific date (exercise date) if the contract is exercised.

Futures contracts are for delayed delivery of a financial instrument in which the seller agrees to make delivery at a specified future date at a specified price or yield. Futures contracts are exchange traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount of a financial instrument or commodity at a particular price. Holding a futures contract requires the Company to deposit with the clearing broker an amount of cash or other specified assets as margin.

5. Financial Instruments with Off-Balance Sheet Risk (continued)

The credit risk of futures contracts is limited since futures exchanges generally require the daily cash settlement of unrealized gains (losses) on open contracts with the futures exchange. Futures contracts may be settled by physical delivery of the underlying asset, cash settlement on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date.

The notional amounts of futures and options contracts reflect the contractual basis upon which daily mark to market calculations are computed and do not reflect the amount at risk. Unrealized gains or losses, rather than notional amounts, represent the fair value of future cash flows. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market volatility.

As of December 31, 2015, the Company held no open derivative contracts.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The Company does not apply hedge accounting as defined in ASC 815-10-15, *Derivatives and Hedging*, as all financial instruments are recorded at fair value. Exposure to market risk is managed in accordance with risk limits set by senior management, and by buying or selling instruments or entering into offsetting positions.

6. Regulatory Requirements

HRTF is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of minimum net capital. HRTF has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn or a cash dividend paid if resulting net capital is less than the greater of 2% of aggregate debits or $1,500,000.

6. Regulatory Requirements (continued)

At December 31, 2015, HRTF had net capital of $71,573,539 which exceeded its minimum requirement of $1,000,000 by $70,573,539. The Company self-clears its trading activities in US equities and is therefore subject to the Customer Protection rules under Rule 15c3-3 promulgated under the Securities Exchange Act of 1934, as amended. However, at December 31, 2015, and throughout the year, HRTF did not carry security accounts for third-party customers or perform custodial functions related to third-party customer securities. Consequently, at December 31, 2015, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

Proprietary balances, if any, held at HRTF's clearing brokers ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing brokers.

7. Collateralized Transactions

HRTF receives cash as collateral for its securities loaned transactions and pledges cash as collateral for its securities borrowed transactions. Securities borrowed consist of equity securities that may be delivered or re-pledged to cover the Company's short positions.

HRTF does not hold securities loaned and borrowed transactions under an agreement with a contractual term to maturity. To ensure that the market value of the underlying collateral remains sufficient, collateral is generally valued daily and the Company may be required to deposit additional collateral, or may receive or return collateral pledged when appropriate. Securities borrowed transactions and securities loaned transactions are generally overnight, continuous, or short-term.

The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate.

7. Collateralized Transactions (continued)

The table below represents financial instruments at fair value received as securities borrowed and included within Collateralized Agreements: Securities borrowed on the Statement of Financial Condition that were permitted to be delivered or re-pledged and that were delivered or re-pledged:

Collateral permitted to be delivered or re-pledged	41,513,078
Collateral that was delivered or re-pledged	30,347,350
Collateral permitted to be further re-pledged by the receiving counterparty	-

In order to finance the Company's positions, HRTF pledged securities owned to counterparties who, in turn, are permitted to deliver or re-pledge them. The table below represents assets pledged by the Company:

Securities owned, at fair value, pledged to counterparties that had the right to deliver or re-pledge	46,901,702
Securities owned, at fair value, pledged to counterparties that do not have the right to deliver or re-pledge	-

8. Assets and Liabilities Subject to Netting

Collateralized Agreements: Securities borrowed and Collateralized Agreements: Securities loaned are presented gross on the Statement of Financial Condition. The table below represents these assets and liabilities, which are subject to a netting arrangement upon the event of a default under the applicable master securities loan agreement, as of December 31, 2015:

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
Assets						
Collateralized Agreements: Securities borrowed	43,826,260	-	43,826,260	$41,508,920	-	$2,317,340
	$43,826,260	-	$43,826,260	$41,508,920	-	$2,317,340
Liabilities						
Collateralized Agreements: Securities loaned	$48,047,899	-	$48,047,899	$46,901,702	-	$1,146,197
	$48,047,899	-	$48,047,899	$46,901,702	-	$1,146,197

9. Risks

HRTF's securities activities involve execution, settlement and financing of various securities transactions. These activities may expose HRTF to off-balance sheet credit and market risk in the event HRTF's clearing broker is unable to complete a transaction.

As part of its normal brokerage activities, HRTF may sell securities not yet purchased. Securities sold, not yet purchased represent obligations of HRTF to deliver specified securities at the contracted prices, thereby creating the liability to repurchase such securities in the market at prevailing prices. These transactions result in off-balance-sheet risk, as HRTF's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the Statement of Financial Condition. Securities positions are monitored on a daily basis.

9. Risks (continued)

Credit Risk

HRTF maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

Market Risk

Market risk is the risk of loss resulting from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Margin Risk

Margin risk occurs because HRTF may borrow funds in order to increase the amount of capital available for investing or trading purposes.

10. Members' Capital

In accordance with HRTF's limited liability company agreement, profits and losses are allocated to members according to their respective interests in the Company.

Members have redemption rights which contain certain restrictions with respect to rights of withdrawal from HRTF as specified in its limited liability company agreement. The Company is also subject to the restriction of withdrawals of capital as outlined in Rule 15c3-1 of the Securities Exchange Act of 1934.

11. Transactions with Affiliates

HRTF has a services, space-sharing, and expense agreement with HRT. This agreement covers support services provided by HRT employees, compensation for such employees, fixed expenses, and office space utilized by HRTF. Direct expenses incurred by HRTF are not subject to the allocations. As of December 31, 2015, the amount payable to HRT was $9,656,255.

11. Transactions with Affiliates (continued)

HRTF also has a services and expense agreement with an affiliate, Hudson River Trading Europe Ltd. ("HRTE"). This agreement covers support services provided by HRTE employees. As of December 31, 2015, the amount payable to HRTE was $15,000.

12. Guarantees

ASC 460, *Guarantees*, requires HRTF to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications/Other Guarantees

In the normal course of its business, HRTF indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments that HRTF could be required to make under these indemnifications cannot be estimated. However, HRTF believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

13. Commitments and Contingencies

HRTF may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker dealer in securities. Management believes that as of December 31, 2015, that HRTF is not subject to any litigation, arbitration, or regulatory action for which an amount has not been accrued.

13. Commitments and Contingencies (continued)

The Company is a member of and utilizes the National Securities Clearing Corporation ("NSCC") and the Depository Trust Company ("DTC") to clear and settle the Company's securities transactions. Associated with its membership, the Company is required to put up collateral to secure its settlement obligations. If HRTF fails to deliver on its financial obligations, NSCC may use such collateral to settle HRTF's liabilities.

In the event that HRTF fails to settle its obligations, NSCC has the authority to close out open positions and use the cash collateral that HRTF has at NSCC and/or DTC. In the event of systemic or counter party failure, NSCC and/or DTC will follow its close out and loss allocation procedures as detailed in their rules. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote. As of December 31, 2015, the Company had $6,944,064 in collateral held at NSCC and DTC.

14. Subsequent Events

HRTF has performed an evaluation of subsequent events through February 25, 2016, which is the date the financial statements were available to be issued. During this time, Member withdrawals in the amounts of $5,500,000 on January 4, 2016 and $10,500,000 on February 1, 2016 have been recorded. In addition, there have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the year ended December 31, 2015.